SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 38)
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**

$194,554,682.50	$7,646.00
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,103,830 shares.
**	Calculated as 0.00393% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $7,800.00	Filing Party: Alkaloida Chemical Company Exclusive Group Ltd.
	Form or Registration No.: Schedule TO	Date Filed: June 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 38 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2008, as amended by Amendment No. 1 through Amendment No. 37 (as so amended, the “Schedule TO”) by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company.  This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share, of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 and in the related Letter of Transmittal.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 1.	Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented as follows:

The response to the question “What Percentage of the Shares do You and Your Affiliates Currently Own?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended by adding the following sentences after the third sentence thereof:

“On December 15, 2009, we filed a motion with the Supreme Court of Israel to clarify that the language of the temporary injunction was not meant to extend to Warrant No. 2, but on February 3, 2010, the Supreme Court of Israel declined to issue such ruling.”

Item 8.	Interest in Securities of the Subject Company.

Item 8 of Schedule TO is hereby amended and supplemented as follows:

The “Introduction” of the Offer to Purchase is hereby amended and supplemented as follows:

The first paragraph of the section entitled “Shares Owned by Purchaser and its Affiliates” is hereby amended by adding the following sentences at the end thereof:

“On December 15, 2009, Sun and Purchaser filed a motion with the Supreme Court of Israel to clarify that the language of the temporary injunction was not meant to extend to Warrant No. 2, but on February 3, 2010, the Supreme Court of Israel declined to issue such ruling.”

Section 8 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Sun” is hereby amended and supplemented as follows:

The following sentences are hereby added to the end of the fifth paragraph of Section 8 of the Offer to Purchase:

“On December 15, 2009, Sun and Purchaser filed a motion with the Supreme Court of Israel to clarify that the language of the Temporary Order was not meant to extend to Warrant No. 2, but on February 3, 2010, the Supreme Court of Israel declined to issue such ruling.”

Item 11.	Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented as follows:

Section 15 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is hereby amended and supplemented as follows:

The following paragraph is hereby added after the last paragraph of Section 15(IV) entitled “Relevant Litigation”:

“On February 3, 2010, the Supreme Court of Israel granted Templeton’s motion to have Templeton removed as an appellant in the appeal of the decision of the Tel-Aviv District Court in the STO Litigation. The Supreme Court of Israel reinstated Templeton as a respondent in the appeal to ensure that the Supreme Court’s decision on the appeal, once issued, will be binding on Templeton under the principles of res judicata and estoppel for cause.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2010

ALKALOIDA CHEMICAL COMPANY
EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
Name: Mr. Harin Mehta
Title: Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2010

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
Name: Mr. Sudhir V. Valia
Title: Director